P.E.
3-15-02
3



02026406

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

RECEIVED
MAR 1 9 2002

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For, 15 March 2002

PROCESSED
APR 2 4 2002
THOMSON
FINANCIAL

GlaxoSmithKline plc
(Name of registrant)

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____   No _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 15 March, 2002   By: _____
                                                LORRAINE DAY
                                                Authorised Signatory for and on
                                                behalf of GlaxoSmithKline plc



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS
Tel. +44 (0)20 8047 5000
www.gsk.com

RECEIVED

MAR 19 2002

GSK Share Re-Purchases

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 21 May 2001, it purchased for cancellation 2,900,000 of its Ordinary shares on Monday, 18 March 2002 at a price of 1673.6173p per share.

Registered in England & Wales
No. 3888792



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com



Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

14 March 2002   The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on the 15 March 2002, that as a result of movement in the fund on the 14 March 2002, the number of Ordinary Share ADRs held by the fund had decreased from 18,529,551 to 18,483,134 at an average price of $48.2700.

The Plan is a discretionary fund of which all employees or former employees of SmithKline Beecham plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore, interested in the shares held in the fund from time to time in the same way as other employees or former employees of SmithKline Beecham plc and its subsidiaries.

S M Bicknell
Company Secretary

15 March 2002

Registered in England & Wales
No. 3888792